                                                                                                                                                                                                Exhibit 23

Consent of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Macy’s, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-153720) on Form S-8 of Macy’s, Inc. of our report dated March 29, 2010 with respect to the statements of assets available for benefits of the Macy’s, Inc. Executive Deferred Compensation Plan as of December 31, 2009 and 2008, the related statements of changes in assets available for benefits for each of the years in the three-year period ended December 31, 2009, which report appears in the December 31, 2009 annual report for Form 11-K of the Macy’s, Inc. Executive Deferred Compensation Plan.

/s/ KPMG LLP

Cincinnati, Ohio
March 29, 2010